VIA U.S. MAIL and FACSIMILE (202) 772-9366
June 13, 2006
Mr. Gary Todd
Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Cardiogenesis Corporation Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005 Form 10-Q for the quarter ended March 31, 2005 File No. 000-28288
Dear Mr. Todd:
     We have reviewed the comments in your letter dated October 14, 2005 (the “Comment Letter”), in response to our letter dated August 26, 2005 related to our Form 10-K for the fiscal year ended December 31, 2004. Each comment contained in the Comment Letter has been set forth below immediately prior to our response and each response has been numbered to correspond to the sequential numbering of the Comment Letter.
Form 10-K for the year ended December 31, 2004
Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies, page 48
Revenue Recognition, page 50:
  1. COMMENT
     Refer to your response to prior comment six in our letter dated June 14, 2005. We note from your response that you do not believe lease accounting is appropriate for your loaned lasers; however, we see that you recognize the premiums as revenue over a period of 24 months. Therefore, it appears as though you are accounting for the loaned lasers as if they are leases. Please tell us why it is appropriate in GAAP to recognize the premium on the loaned lasers as revenue prior to an actual sale or return of the units. Explain the basis in the literature for your position.

Mr. Gary Todd June 13, 2006	Page 2
RESPONSE
     Upon further analysis, we believe our loaned laser program would fall under the scope of SFAS No. 13, “Accounting For Leases.” In this connection, we have included the evaluation below discussing our historical accounting and our proposed accounting. We loan our lasers under three types of arrangements: i) Standard Arrangements, ii) Conversion Arrangements, and iii) Credit Building Arrangements.
     Under the Standard Arrangements, the lasers are generally loaned to our customers for a term of approximately one year or less and the arrangement can only be renewed with the mutual consent of both us and the customer. Under this arrangement, we receive a fixed price for each handpiece sold. The fixed price may include an additional amount (the “Premium”) over the stated list price (the “List Price”) of our headpieces which is attributable to the use of the laser. The List Price is generally the price charged when selling the headpieces separately when a customer owns the laser. In the event the customer decides to purchase the laser during the loaner period, we would price the laser taking into consideration the number of headpieces the customer has purchased to date. There are no contractual minimum purchases of headpieces required by the customer under this arrangement. Also, the customers do not have any rights of return once the handpieces are purchased by them.
     The Conversion Arrangements are similar to the Standard Arrangement, except that under this arrangement if the customer buys an agreed upon number of handpieces at a fixed price which includes a Premium, then title for the laser will transfer to the customer once the customer has bought the agreed number of headpieces. The customer is not required to buy the agreed number of handpieces under this arrangement. Once the agreed number of headpieces has been purchased, additional handpieces can be purchased at the List Price. The customer is not entitled to any refund of Premiums if the agreed upon number of handpieces are not purchased, nor does the customer have a right to return unused handpieces.
     The Credit Building Arrangements are also similar to the Standard Arrangements except that under this arrangement the Premium is recorded as a customer credit to be used towards the purchase of the laser. In the event the customer decides to purchase the laser during the stated term, the sales price would be reduced by the amount of credits the customer has earned. There are no contractual minimum purchases of headpieces required by the customer under this arrangement, nor does the customer have a right to return unused handpieces. In addition, the customer is not entitled to any refund of Premiums if the customer does not purchase the laser.
     Historically, the Premiums related to the lasers under the Standard Arrangements and Conversion Arrangements were recorded as deferred revenue and the Company recognized monthly as revenue the lesser of (a) the amount of the deferred premium as of the end of a month or (b) the list price of a laser divided by 24 months, which has ranged from $13,000 to $16,000 per month. For the most part, the Premiums collected in any given month under the Standard and Conversion Arrangements were recorded as revenue

Mr. Gary Todd June 13, 2006	Page 3
in that month due to the buying patterns of our customers. Our customers seldom purchased large quantities of handpieces at one time, but rather generally purchased one to five handpieces per order which could generate a Premium of approximately $2,500 per handpiece. Certain of the Premiums related to the Credit Building Arrangements were recorded as deferred revenue and not recognized as revenue until the lasers were sold or returned to us. Because we applied two different accounting models for our arrangements, the discussion below addresses each model separately.
     Standard Arrangements and Conversion Arrangements
     Under our Standard Arrangements and Conversion Arrangements we have an agreement with our customers conveying the right to use the lasers over the period of time they are purchasing our handpieces, which meets the definition of a lease under paragraph 1 of SFAS No. 13. The arrangements do not contain an automatic transfer of title or bargain purchase option, the lease term is less than 75% of the estimated economic life of the laser, and the present value of the minimum lease payments is less than 90% of the fair value of the laser. Under the terms of these arrangements, there are no minimum lease payments due to no contractual minimum purchases of headpieces required by the customers. Since none of the four criteria in SFAS No. 13, paragraph 7 have been met, the lasers loaned under our Standard and Conversion Arrangements would be classified as operating leases. Also, given the results of the paragraph 7 analysis, there is no need to perform the paragraph 8 analysis under SFAS No. 13.
     We believe the Premiums represent lease payments for the use of the laser that are the result of factors other than the passage of time. The handpiece is a disposable and used with the laser when performing a procedure on the patient. In accordance with SFAS No. 29, “Determining Contingent Rentals,” paragraph 11, such amounts allocated to the lease of the laser should be excluded from minimum lease payments and should be recognized as revenue when the contingency is resolved. In theory, the consideration for the handpiece should have been recognized as revenue: 1) when the laser was actually used with the handpiece or 2) on a straight-line basis over the remaining lease term if the laser is not used. We believe the preferred accounting would be to recognize the rental for use of the laser when the handpiece is used. However, it is not practical to track actual usage of the laser and given the short period of time from sale to use of each handpiece and the fact that there is no right to return the handpiece, we believe it is acceptable to recognize the contingent rent from the purchase of handpieces (the lease element) as revenue concurrent with the sale of the handpieces. Based on the buying patterns of our customers, we believe that the period of time between selling the handpieces to our customers and the customers using the handpieces is relatively short and would result in no material differences. Therefore, no revenue would be deferred.
     The amount of revenue deferred under the Standard Arrangements and Conversion Arrangements was $13,000, $3,000 and zero as of December 31, 2003, 2004 and 2005. The immaterial amount of the deferred revenue is consistent with the buying patterns of our customers who do not buy handpieces in large quantities but generally purchase one to five handpieces per purchase, which could generate a Premium of

Mr. Gary Todd June 13, 2006	Page 4
approximately $2,500 per handpiece. In addition, handpieces were not always sold at a premium. Since we recognized premium revenue for each laser equal to the lesser of (a) the amount of the deferred premium as of the end of a month or (b) the list price of a laser divided by 24 months, which has ranged from $13,000 to $16,000 per month, there were no circumstances where significant amounts of revenue were deferred under these arrangements. While we believe lease accounting is appropriate, our historical accounting is materially the same.
     Credit Building Arrangements
     Under our Credit Building Arrangements, we defer the Premium, which may be the result of an initial purchase or subsequent handpiece purchases, until such time the loaned lasers were purchased or returned. Unlike our other arrangements where customers have implicitly agreed to pay a rental fee, customers who enter into our Credit Building Arrangements have acknowledged the Premium will be used as a credit towards the future purchase of a laser.
     However, upon further consideration, we concluded our Credit Building Arrangements are also subject to lease accounting under SFAS No. 13, paragraph 1, as they convey the right to use the lasers over the period of time the customers are purchasing our handpieces. They are fundamentally not different from our Standard Arrangements and Conversion Arrangements. The four criteria in paragraph 7 of SFAS No. 13 have not been met, resulting in the lasers loaned under these arrangements also being classified as operating leases. In addition, the Premium is also considered contingent rent under SFAS No. 29, and should be recognized in the same manner as the Standard Arrangements and Conversion Arrangements. Therefore, no revenue should have been deferred.
     Impact to Financial Statements
     We have evaluated our accounting for our Standard, Conversion and Credit Building Arrangements and believe the application of SFAS No. 13 is appropriate. The amount of revenue that was (understated)/overstated during the years ended December 31, 2003, 2004 and 2005 was approximately ($8,000), $163,000 and $80,000, which represents 2%, 12% and 4% of our net loss, respectively. The majority of these amounts were attributable to the Credit Building Arrangements. As of December 31, 2005, there was no deferred revenue for Credit Building Arrangements because our customers are no longer interested in pursuing this form of arrangement. We also do not expect to enter into new Credit Building Arrangements in the future.
     The application of lease accounting would have resulted in the recognition of revenue sooner than our historical practice, and resulted in the over recognition of revenue in the more recent years due to our practice of recording revenue for our Credit Building Arrangements when the laser is returned to us or sold. Based on our evaluation under Staff Accounting Bulletin No. 99 (“SAB 99”), we believe that the impact to our

Mr. Gary Todd June 13, 2006	Page 5
historical financial statements is not material. We will provide the staff with our analysis at your request.
     We will change our accounting for these arrangements in accordance with SFAS No. 13 commencing on January 1, 2006, since we believe the effect to the historical financial statements is not material in each of the three years ended December 31, 2005. In addition, there is no deferred revenue as of December 31, 2005 related to our Standard, Conversion and Credit Building Arrangements.
     We have provided our SAB 99 analysis to our prior and current independent registered public accounting firms who have stated they do not disagree with our conclusion.
     Amortization Period
     We record the amortization of the lasers over a two year period and record such amortization in cost of goods sold. SFAS No. 13 concludes the useful life of the asset is the period over which expense is recognized for a lessor’s operating lease and that this period may extend beyond the initial lease term. Our intent is to convert a loaned laser into a sale within a two year period; accordingly, we estimated the useful life of the equipment to be two years. As of December 31, 2001, 2002, 2003, and 2004, the average period of time from when the loaned lasers were placed at the hospitals to when they were sold or returned (average includes lasers currently out on loan) was approximately, 1.2, 1.7, 2.0 and 2.3 years. We believe the two year period is reasonable. We will continue to reevaluate this estimate prospectively.
  2. COMMENT
     As a related matter, it appears from your response that you amortize the lasers that you hold in inventory over 24 months. Tell us how this practice is consistent with Statement 6 of ARB 43, which requires you to record inventory at the lower of cost or market and further states that “market should not exceed the net realizable value.”
     RESPONSE
     Upon further consideration, we believe it is appropriate to record the loaned lasers as property, plant and equipment. The net book value of the lasers being depreciated as of December 31, 2003 and 2004 was $46,000 and $87,000, which represents less than 1 % of current assets for each of these years, and 2.5% and 1.7% of long-term assets. We will reclassify these amounts in our financial statements to be included in our 2005 Form 10-K.
  3. COMMENT
     Please tell us where you currently present amortization costs and explain the basis for your presentation.

Mr. Gary Todd June 13, 2006	Page 6
     RESPONSE
     The amortization of the loaned lasers is included in cost of goods sold since these lasers generate revenue as discussed above in our response to your Comment 1.
     Should you have any questions or require further information, please contact me at (714) 649-5066 or via email at babbott@cardiogenesis.com.
Very truly yours,
/s/ William R. Abbott
William R. Abbott
Senior Vice President and Chief Financial Officer

cc:	Sheri Boscaro Krystal Deets Joseph Kletzel Robert Steinberg, Jeffer, Mangels, Butler & Marmaro LLP Anne-Marie Vitale, PricewaterhouseCoopers LLP